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Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Celestica Inc.

        We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66726, 333-63112, 333-88210 and 333-113591) and on Forms F-3 (Nos. 333-12272, 333-50240, 333-69278 and 333-113728) of Celestica Inc. of our report to the Board of Directors dated February 21, 2005, with respect to the consolidated balance sheets of Celestica Inc. as of December 31, 2003 and 2004 and the related consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004, which report is filed as an exhibit on the Current Report on Form 6-K of Celestica Inc. dated March, 2004.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 21, 2005

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM